July 18, 2019

Division of Corporate Finance,

Office of Manufacturing and Construction,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549,

USA.

Dear Ms. Houser and Ms. Baker,

Thank you for your letter dated July 3, 2019 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) (File Number 001-32846) of CRH plc (together with its subsidiaries, “CRH”, the “Company” or the “Group”).

To facilitate the Staff’s review of our response, we have included in this letter the caption and comments from the Staff’s comment letter in italicised text and have provided our response immediately following such comments.

Form 20-F for the year ended December 31, 2018

2. Segment Information, page 141

1.

We note that effective January 1, 2019, you implemented a simplified new structure reducing your operating segments from six to three by combining the Europe Lightside, Europe Distribution, and Americas Products segments into Building Products segment. Please provide us with the details of the new structure and tell us how you determined your operating segments with reference to the applicable guidance in IFRS 8. Describe the financial information reviewed by your CODM for the purpose of allocating resources and assessing performance. If you are aggregating operating segments, quantify the measures used to assess the economic similarity of these operating segments. In this regard, we note materially different underlying EBITDA and operating profit margins related to your historical operating segments as reported in your 2018 Form 20-F.

Response:

Details of New Structure

In May 2018, and subsequently disclosed in our 2018 Annual Report and Form 20-F, we announced a simplified new structure to support the delivery of our strategic growth initiatives for the Group, moving from six segments to three: Americas Materials, Europe Materials and a new global Building Products platform. These changes (effective 1 January 2019) provide CRH with a simpler and more focused Group, driven from a leaner corporate centre, with an improved ability to leverage our scale and create further value in our key markets and core lines of business. A new global Building Products segment, bringing together our former Europe Lightside, Europe Distribution1 and Americas Products segments now operates alongside our Americas Materials and the renamed Europe Materials (incorporating our materials business in Asia Pacific) segments.

The creation of the Building Products segment is designed to meet the changing needs of construction. Through horizontal integration and network synergies, it better meets the needs of our customers by providing more integrated solutions for a wider range of products.

[1]

As announced on 16 July 2019, CRH reached agreement to divest of its Europe Distribution business which comprises CRH’s entire General Builders Merchants business in Europe, including its Sanitary Heating and Plumbing business. The transaction is subject to regulatory approval.

The segments reflect the Group’s organisational structure in 2019 and the nature of the financial information reported to and assessed by the Group Chief Executive (“CEO”) and Group Finance Director (“Finance Director”), who, consistent with prior years, are together determined to fulfill the role of the Chief Operating Decision Maker (“CODM”) as defined in IFRS 8 Operating Segments.

Determination of Operating Segments in accordance with IFRS 8

IFRS 8 requires an entity to firstly identify their operating segments and then determine which of their operating segments require disclosure in the Annual Report (i.e., reportable segments). IFRS 8 takes a “management review” approach to segmental reporting and requires that operating segments be identified and measured on the same basis as financial information is reported internally for the purpose of allocating resources between segments and assessing their performance.

Paragraph 5 of IFRS 8 defines an operating segment as a component of an entity:

a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

b)	Whose operating results are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance; and

c)	For which discrete financial information is available.

The principal factors employed in the identification of the Group’s segments include:

a)	The Group’s organisational structure and the nature of the reporting lines to the CODM;

b)	The structure of internal reporting documentation (such as management accounts and budgets) reviewed by the CODM; and

c)	The degree of homogeneity of products, services and for the materials businesses, the geographical areas within each of the segments from which revenue is derived.

Group’s Organisational Structure and the Nature of the Reporting Lines to the CODM in 2019

Each operating segment (Americas Materials, Europe Materials and Building Products) has a separate Segment Manager who is directly accountable to and maintains regular contact with the CODM. Effective 1 January 2019, the Group’s organisational structure has been reorganised to reflect the three new segments. The segment Presidents who fulfil the role of Segment Manager, reporting directly to the CEO, include an Americas Materials President, a Europe Materials President and a Building Products President (a role newly created following the change in our organisational structure). The segmental reporting lines to the Finance Director include an Americas Materials Chief Financial Officer (“CFO”), a Europe Materials CFO and a Building Products CFO (a position created and filled during 2019).

While there are a number of different business unit reporting lines to each segments’ President and CFO, it is the segment President and CFO who have a direct reporting line and who maintain regular contact with the CEO and the Finance Director respectively.

In contrast, during 2018 there was a segment President for each of the six operating segments with the President of Europe Lightside and Distribution acting as Segment Manager for each of the Europe Lightside and Europe Distribution segments respectively. As part of our new simplified structure our Asia division was integrated into our Europe Materials segment with a number of individuals, including the former CFO, taking up other positions across the Group as their previous roles no longer exist in the new structure.

CRH’s Group Leadership team which includes the CODM and the three Presidents referred to above, hold regular meetings and the performance of each of the three operating segments are discussed separately at these meetings.

Segment Managers are remunerated based on a number of metrics driven by the Group’s overall performance in addition to the performance of their individual segment.

Structure of Internal Reporting Documentation reviewed by the CODM in 2019

Group Monthly Trading Results Documentation

The financial information reviewed by the CODM is the ‘Group Monthly Trading Results’ document which compares actual monthly results against the Group’s Budget document and the prior year.

The first section of the Group Monthly Trading Results document, the presentation of which was updated in January 2019 to reflect the Group’s new organisational structure, presents information for the Group in total, analysed between the three segments: Americas Materials, Europe Materials and Building Products. This is then followed by separate sections for each of the three individual segments. The financial information, which the CEO and the Finance Director consider as part of assessing the performance of the business includes sales, EBITDA (as defined)*, EBITDA (as defined)* margin, Cash Flow and Return on Net Assets (“RONA”).

The main sections in this monthly document (Americas Materials, Europe Materials and Building Products), which includes narrative business commentary in addition to the financial results, form the basis on which the CEO and Finance Director review the operating results of the Group. While more granular financial information for each of the business units within each of the three segments is appended to the Group Monthly Trading Results document, given the complexity, size and scale of CRH, this is supplemental information incorporating financial information for over 100 business units. The CEO and Finance Director concentrate their review and decision-making process at a Americas Materials, Europe Materials and Building Products level. All key operating decisions including decisions relating to the allocation of resources, performance of the business as well as capital investment, acquisition and divestment decisions are considered by the CEO and Finance Director at the Americas Materials, Europe Materials and Building Products level.

A summarised version of the Group Monthly Trading Results document is provided to the Board each month.

Prior to 1 January 2019, the Group Monthly Trading Results document was organised under the old segmentation structure (Europe Heavyside, Europe Lightside & Distribution, Americas Materials, Americas Products and Asia Pacific) and it was on this basis that financial information was reviewed by the CODM during 2018.

The Group’s practice to date has been that each separate section of the Group Monthly Trading Results document has formed a reportable operating segment and the presentation of Americas Materials, Europe Materials and Building Products as three reportable segments for 2019 is consistent with this practice.

Budget Documentation

The Group’s 2019 Budget document, presented to the Board in late 2018, was prepared and approved on the new organisational structure. Consistent with the Group Monthly Trading Results the 2019 Budget includes an introductory “Group” section presenting financial information (including information for sales, EBITDA (as defined)*, EBITDA (as defined)* margin, Cash Flow and RONA) by segment followed by more detailed analysis and commentary on each of the three segments.

The Group’s Budget process involves a detailed bottom up review, firstly undertaken at an operating entity level in each of the three segments, before being consolidated to a segment level, which is presented to and approved by the segment Presidents and CFOs.

*	EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

Following approval at a segment level, the Budget, including the related assumptions, is presented by the segment Presidents and CFOs to the Finance Director and CEO at a series of meetings. Each segment President and CFO is responsible for preparing and presenting their individual segment budgets to the CEO and Finance Director and their individual segment performance is monitored and evaluated against this Budget.

The segment budgets are critically challenged and reviewed by the CEO and Finance Director who review and approve as part of the Group’s overall consolidated Budget.

The ‘Group Monthly Trading Results’ document, referenced above, compares actual monthly results against the Group’s Budget and the CEO and Finance Director, who are responsible for the overall Group Budget, use this information to assist with the allocation of resources and assessing the performance of each individual segment.

Degree of Homogeneity of Products, Services and Geographical Areas

Our Americas Materials and Europe Materials businesses support the manufacture and supply of aggregates, lime, cement, concrete products and asphalt across Europe and the Americas (these operating segments also include Brazil within Americas Materials and Asia within Europe Materials, which are insignificant in scale).

Our Building Products segment includes businesses operating across a portfolio of building product related platforms including Infrastructure, Network Access Products & Perimeter Protection, Construction Accessories, BuildingEnvelope®, Architectural Products and Shutters & Awnings1 as well as our Europe Distribution2 businesses.

Our new Building Products segment enables the Group to leverage its scale and capabilities and benefit from horizontal integration and network synergies, while our Americas Materials and Europe Materials segments leverage our existing strong materials network in North America and Europe to increase self-supply.

While there are different geographical areas across our three segments, we consider that the products and services within each of the identified segments coincide broadly with our reporting segments.

[1]	During 2019 the Group reached agreement to divest of its European Shutters & Awnings business.
[2]

As announced on 16 July 2019, CRH reached agreement to divest of its Europe Distribution business which comprises CRH’s entire General Builders Merchants business in Europe, including its Sanitary Heating and Plumbing business. The transaction is subject to regulatory approval.

Aggregation of Operating Segments - Reportable Segments

IFRS 8 requires an assessment of what the appropriate reportable segments are. Reportable segments may comprise of single operating segments, or an aggregation of operating segments that meet certain quantitative thresholds set out in IFRS 8.

Paragraph 13 of IFRS 8 indicates that an entity shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a)	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10% or more of the combined revenue, internal and external of all operating segments.

b)

The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

c)	Its assets are 10% or more of the combined assets of all operating segments.

No such operating segments have been aggregated and the reportable segments are determined to be the three operating segments identified above.

Conclusion

In consideration of the facts and circumstances discussed above including:

a)	The Group’s organisational structure and the nature of the reporting lines to the CODM;

b)	The structure of internal reporting documentation (such as management accounts and budgets) reviewed by the CODM; and

c)	The degree of homogeneity of products, services and for the materials businesses, the geographical areas within each of the segments from which revenue is derived as well as management’s desire to provide the readers of the Consolidated Financial Statements with the level of information considered to be the most relevant and useful for them, the Company has determined in accordance with IFRS 8, that the appropriate operating and reportable segments for 2019 are Americas Materials, Europe Materials and Building Products.

Our external reporting during 2019 will be presented on this basis and the comparative 2018 and 2017 segmental information included within our 2019 Annual Report and Form 20-F will be restated accordingly.

* * *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Senan Murphy

Senan Murphy

Group Finance Director

cc:	Tracey Houser, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

(Securities and Exchange Commission)

Kathryn A. Campbell

(Sullivan & Cromwell LLP)

Pat O’Neill

(Ernst & Young)